PATTON BOGGS LLP 2001 ROSS AVENUE, SUITE 3000 DALLAS, TEXAS 75201 214-758-1550
September 23, 2005
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	John Reynolds Assistant Director Division of Corporation Finance

Re:	JK Acquisition Corp. Amendment No. 5 to Registration Statement on Form S-1 Registration Statement No. 333-125211
Dear Mr. Reynolds:
     JK Acquisition Corp. (the “Company”) has filed with the Commission an Amendment No. 5 to the above referenced Registration Statement (the “Registration Statement”). The changes reflected in Amendment No. 5 are intended to respond to, among other things, the comments set forth in your letter dated August 23, 2005 (the “Comment Letter”). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Within our responses, page references are to the pages in the Prospectus included in the Registration Statement filed with the Commission on September 23, 2005.
Principal Stockholders, page 38
1.	We have revised Exhibit 10.11 to clarify that only Messrs. Wilson and Spickelmier can purchase warrants to satisfy the obligation incurred by them.

2.	On page 40, we have clarified the manner in which the sole underwriter will exercise its sole discretion to purchase warrants on behalf of Messrs. Wilson and Spickelmier.
Financial Statements
3.	On pages 47 and F-8, we have noted that the exercise of the unit purchase option may be exercised on a cashless basis. On page F-8, we have also noted that the unit purchase option shall only be issued upon the closing of the proposed initial public offering.

4.	We have revised the disclosures on pages 25, 48 and F-8 to be based on the option’s expected life of four years, not three years.

5.	We have revised pages 25, 48 and F-9 to note that the volatility rate is based on a basket of companies with similar capitalization sizes that trade in the U.S.
     The Company appreciates the Staff’s comments with respect to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (214) 758-1515.

Very truly yours, PATTON BOGGS LLP
By:	/s/ Fred S. Stovall

cc:	James P. Wilson Keith D. Spickelmier Elizabeth R. Hughes Christopher A. Freeman